UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-36158

Wix.com Ltd.

(Translation of registrant’s name into English)

40 Namal Tel Aviv St.,
Tel Aviv 6350671, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On December 19, 2022, Wix.com Ltd. (the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”) at the Company's offices located at Wix Campus, Building B, 5th Floor, Tel Aviv, Israel, 6936024.  At the Meeting, the Company's shareholders approved the following resolutions:

(1)
to re-elect Avishai Abrahami, Diane Greene and Mark Tluszcz as Class III directors, to serve until the Company’s annual general meeting of shareholders in 2025, and until their respective successors are duly elected and qualified;

(2)	to amend and readopt compensation policies for the Company’s executives and directors, as required under Israeli law;

(3)	to amend and readopt the compensation arrangement of the Company’s non-executive directors, as required under Israeli law;

(4)	to approve the offer to exchange certain options held by non-director and non-executive employees of the Company and its subsidiaries; and

(5)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent registered public accounting firm for the year ending December 31, 2022 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

Only shareholders of record as of the close of business on November 9, 2022 were entitled to vote at the Meeting.  All resolutions were approved by the majority requirements under Israel’s Companies Law, 5759-1999 and the Company’s Articles of Association.

The amended compensation policies for the Company’s executives and directors, as approved and adopted by the shareholders at the Meeting, are attached hereto as Exhibits 99.1 and 99.2 to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2022
WIX.COM LTD. By: /s/ Naama Kaenan Name: Naama Kaenan Title: General Counsel

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Wix.com Ltd. Compensation Policy – Executives

99.2	Wix.com Ltd. Compensation Policy – Directors